[LETTERHEAD OF OPPENHEIMER & CO. INC.]

Oppenheimer & Co. Inc.

300 Madison Avenue

New York, New York 10017

December 6, 2010

Re:          China Shengda Packaging Group Inc.

Registration Statement on Form S-1

(Registration File No. 333-168370)

Registration Statement on Form 8-A12B

(File No. 001-34997)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters of the offering, wish to advise you that we have made necessary arrangements to distribute the preliminary prospectus dated November 23, 2010 for the offering related to the above-named Registration Statement on Form S-1 by Monday, December 6, 2010, approximately as follows:

0 copies to prospective underwriters

953 copies to institutional investors

776 copies to individuals

0 copies to prospective dealers

Total:      1,729

We, as representative of the several underwriters of the offering, wish to advise you that we have made necessary arrangements to distribute the preliminary prospectus dated December 6, 2010 for the offering related to the above-named Registration Statement on Form S-1 by Monday, December 6, 2010, approximately as follows:

0 copies to prospective underwriters

0 copies to institutional investors

0 copies to individuals

0 copies to prospective dealers

Total:      0

All institutional investors, individuals and prospective dealers who received the November 23, 2010 preliminary prospectus have received electronic copies of the preliminary prospectus dated December 6, 2010.

We confirm that we, in our capacity as representative of the several underwriters of the offering, are aware of our obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of China Shengda Packaging Group Inc. for acceleration of the effective date of the above-named Registration Statement on Form S-1 and the above-named Registration Statement on Form 8-A12B so that they become effective at 4:30 p.m., New York City time, on December 7, 2010, or as soon thereafter as practicable.

*              *              *              *              *

(Signature page follows)

Very truly yours,
As representative of the several underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Andrew MacInnes
Name:	Andrew MacInnes
Title:	Head of Equity Capital Markets

SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST